UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

INFINERA CORPORATION

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

45667G103

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Optical Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,175,384
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,175,384
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,175,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

OO

_________________

(1)	Solely in its capacity as the general partner of Oaktree Optical Holdings, L.P.

3

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

PN

_________________

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

4

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

PN

_________________

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

5

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

OO

_________________

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

6

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

OO

_________________

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

7

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

OO

_________________

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC

8

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

OO

_________________

(1)	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

9

CUSIP No. 45667G103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. As of March 18, 2020, as reflected in this Amendment No. 1, the Reporting Persons beneficially owned that number of shares of Common Stock (the “Subject Shares”), set forth on the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

20,975,384 shares of Common Stock were acquired pursuant to certain agreements entered into by the Issuer, Optical and an affiliate of Optical as previously reported in Item 6 of the Schedule 13D.

The 3,200,000 shares of Common Stock purchased by Optical were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,200,000 shares of Common Stock purchased by Optical is approximately $13,279,761, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Since the filing of the initial Schedule 13D in October 2018, the Reporting Persons have been closely monitoring developments at the Issuer and have remained constructively engaged with management and the Board of Directors (the “Board”) on a variety of matters. In recent discussions with the Issuer, the Reporting Persons communicated their strong belief that meaningful shareholder representation is immediately required on the Board in order to ensure that the Board is aligned and acting in the best interests of its shareholders. To that end, the Reporting Persons have called upon the Board to immediately appoint both a direct representative of the Reporting Persons to the Board as well as a highly-qualified independent director designee identified by the Reporting Persons. The Reporting Persons have expressed their sense of urgency regarding these matters and look forward to working with the Board towards a cooperative outcome.  The Reporting Persons are optimistic that an amicable resolution with the Issuer can be promptly achieved and intend to continue their dialogue with the Board in this regard. The Reporting Persons reserve their rights to take whatever steps they believe may be required to protect and enhance shareholder value, including certain actions relating to the Issuer’s upcoming 2020 Annual Meeting, but hope any such steps will prove unnecessary.

10

CUSIP No. 45667G103

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a) - (b)

Ownership percentages set forth in this Schedule 13D are based upon a total of 183,026,317 shares of Common Stock of the Issuer issued and outstanding, as reported in the Issuer’s annual report on Form 10-K filed under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on March 4, 2020.

Optical directly holds 24,175,384 shares of Common Stock, representing approximately 13.2% of the issued and outstanding shares of Common Stock, and has the sole power to vote and dispose of such Common Stock.

GP LLC, in its capacity as the general partner of Optical, has the ability to direct the management of the business of Optical, including the power to direct the decisions of Optical regarding the voting and disposition of securities held by Optical; therefore, GP LLC may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP LLC, has the ability to direct the management of GP LLC’s business, including the power to direct the decisions of GP LLC regarding the voting and disposition of securities held by Optical; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the voting and disposition of securities held by Optical; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by Optical; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by Optical; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by Optical. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by Optical; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

(c)

The transactions in the securities of the Issuer by certain of the Reporting Persons during the past 60 days are set forth on Schedule A. No other Reporting Person has effected any transaction in the shares of Common Stock in the past sixty days, except as disclosed herein.

11

CUSIP No. 45667G103

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 19, 2020

OAKTREE OPTICAL HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Price
Name: Brian Price
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Price
Name: Brian Price
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Brian Price
Name: Brian Price
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President

12

CUSIP No. 45667G103

OCM HOLDINGS I, LLC

By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President

13

CUSIP No. 45667G103

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

OAKTREE OPTICAL HOLDINGS, L.P.

Purchase of Common Stock[1]	1,200,000	3.9478	03/16/2020
Purchase of Common Stock[2]	350,000	4.2500	03/17/2020
Purchase of Common Stock[3]	239,114	4.1028	03/17/2020
Purchase of Common Stock[4]	1,410,886	4.3050	03/18/2020

_________________________

1 The price reported for this transaction is a weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from $3.83 to $3.98, inclusive. The Reporting Persons undertake to provide to any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in this footnote.

2 The price reported for this transaction is a weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from $3.86 to $4.25, inclusive. The Reporting Persons undertake to provide to any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in this footnote.

3 The price reported for this transaction is a weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from $3.86 to $4.25, inclusive. The Reporting Persons undertake to provide to any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in this footnote.

4 The price reported for this transaction is a weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from $4.12 to $4.39, inclusive. The Reporting Persons undertake to provide to any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in this footnote.